FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

FOR IMMEDIATE RELEASE

COEUR SENDS LETTER TO WHEATON RIVER BOARD AND SPECIAL COMMITTEE

     Coeur d’Alene, Idaho, July 19, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today sent the following letter to the Board of Directors and Special Committee of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT):

“July 19, 2004

Board of Directors
Wheaton River Minerals Ltd.
1560 – 200 Burrard Street
Vancouver, British Columbia
M5C 3L6

Dear Directors,

     We have reviewed with interest, and frankly some puzzlement, the limited information which Wheaton River released last week concerning the commitment of its Mexican silver production to a shell corporation, “Silver Wheaton.”

     Silver Wheaton will have no material assets other than the right to purchase Wheaton River’s Luismin mine output and Wheaton River’s other contractual undertakings, and no independent management. Luismin’s current mineable silver reserves only support approximately 33 million ounces, or 27.5%, of the proposed long-term supply agreement. However, there has been no disclosure whether Wheaton River will provide contractual commitments (or the nature of any such commitments) to deliver the approximately 87 million ounces that will be required if Luismin’s Mexican silver assets are unable to produce more than their mineable reserves.

     We doubt whether the proposed transaction will have any significant positive impact on Wheaton River’s market valuation, and the initial market response seems to confirm our doubt. From Coeur’s perspective, based on the limited information available, the transaction is not one that Coeur would undertake or approve. Announcement of the Silver Wheaton transaction on the heels of Wheaton River’s abandonment of its proposed combination with IAMGold creates an obvious question of whether the Silver Wheaton transaction has any true purpose other than as a takeover defense. The fact that it was never mentioned in Wheaton River’s proxy circular for the aborted IAMGold transaction is especially puzzling in light of Mr. Telfer’s statement that the transaction has been underway for many months and would have been completed following the IAMGold transaction.

     Mr. Telfer has publicly stated that the Silver Wheaton transaction is not a takeover defense and if Coeur’s tender offer for Wheaton River is successful Coeur will have the right not to proceed with the Silver Wheaton transaction. As we have publicly disclosed, following approval by the Coeur stockholders and all regulatory approvals, Coeur expects that it will be in a position to take up shares in its tender offer in the second part of September. Accordingly, this is to request your prompt written confirmation that the Silver Wheaton transaction will not be completed, and Coeur’s right to abandon the transaction without penalty will be preserved, until final termination of Coeur’s tender offer and its acceptance or rejection by the Wheaton River stockholders.

     Sincerely yours,

     /s/ Dennis E. Wheeler

     Dennis E. Wheeler

      Chairman and Chief Executive Officer”

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement
 This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase will be made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. Coeur has filed a with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY SOLICITATION MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov. In addition, you may obtain tender offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

# # #

Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500